FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 26, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on June 26, 2014]

1.	Reason for Submission

Given that Resolutions were adopted at the 110th Annual General Meeting of Shareholders held on June 25, 2014, we hereby submit this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported

(1)	Date on which meeting was held

June 25, 2014

(2)	Proposal acted upon

Proposal: Appointment of 11 Directors

Nobuyuki Koga, Koji Nagai, Atsushi Yoshikawa, Hiroyuki Suzuki, David Benson, Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma, Toshinori Kanemoto, Dame Clara Furse and Michael Lim Choo San

(3)	Number of voting rights expressing an opinion for, against, or abstaining from, the proposal; requirements for the proposal to be approved; results of the resolutions

Proposal: Appointment of 11 Directors

Proposal	For	Against	Abstain	Result of the Resolutions
				Approval Ratio (%)	Approved/Rejected
Nobuyuki Koga	21,249,135	675,812	120,668	95.8%	Approved
Koji Nagai	21,746,998	177,888	120,729	98.0%	Approved
Atsushi Yoshikawa	21,746,782	178,064	120,770	98.0%	Approved
Hiroyuki Suzuki	21,732,779	192,043	120,793	97.9%	Approved
David Benson	21,736,610	188,278	120,727	98.0%	Approved
Masahiro Sakane	21,753,908	170,902	120,807	98.0%	Approved
Takao Kusakari	21,778,922	145,987	120,707	98.1%	Approved
Tsuguoki Fujinuma	16,920,385	5,004,536	120,689	76.2%	Approved
Toshinori Kanemoto	21,781,773	143,122	120,722	98.2%	Approved
Dame Clara Furse	21,789,233	135,655	120,729	98.2%	Approved
Michael Lim Choo San	21,788,889	135,883	120,845	98.2%	Approved

Notes:

1.	The requirement for each resolution to be approved is as follows:

A vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

2.	The method for calculating the Approval Ratio is as follows:

This is the ratio of the total number of votes in favor exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for, to the total number of voting rights of the shareholders present at the meeting (the portion of the voting rights that were exercised in advance by the day prior to the meeting, as well as those held by the shareholders present at the meeting).

(4)	The reason why a part of the voting rights expressing an opinion for, against, or abstaining from, the proposal that were exercised by shareholders present at the meeting were not included in the calculation:

By calculating the total number of voting rights exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for or against the proposal, it was evident that, in conformance with the Companies Act, the requirement for the Proposal to be approved had been satisfied and the resolutions were duly adopted. Therefore, the number of voting rights held by the shareholders present at the meeting, which the Company was not able to confirm an opinion for, against, or abstaining from the proposal, were not included in the calculation.

End.